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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

                               (AMENDMENT NO. 5)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (AMENDMENT NO. 7)
                                ---------------

                                 CONRAIL INC.
                           (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)
                         -----------------------------
                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)
                         -----------------------------

                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000


      This Amendment amends the combined Tender Offer Statement on Schedule 14D-1 initially filed on February 12, 1997, as amended, and the Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Second Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4 is hereby amended and supplemented by the following:

      (b) Parent, the Arrangers and the Lenders entered into an amendment, dated as of February 28, 1997, to the Credit Agreement, dated as of February 10, 1997, pursuant to which the period during which $1.65 billion of the revolving credit facility (which is the maximum aggregate amount outstanding permitted to be borrowed thereunder prior to the Acquisition
Date) is available under the Credit Agreement was extended to August 1, 1998 from August 1, 1997, unless the Acquisition Date occurs on or prior to August 1, 1997, in which case the entire revolving credit facility will be available until the fifth anniversary of the Closing Date.

 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by the following:

      (b)(2) Amendment No. 1 to Credit Agreement, dated as of February 28, 1997, by and among Parent, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto.


                                   SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1997

                                    NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        ----------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law

                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        ----------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General
                                            Counsel



                                 EXHIBIT INDEX

Exhibit
Number                  Description


(b)(2) Amendment No. 1 to Credit Agreement, dated as of February 28, 1997, by and among Parent, Morgan Guaranty Trust Company of
          New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto.